Exhibit 99.1

Enerplus Closes the Sale of Non-Strategic Interests in the Williston Basin

CALGARY, AB, Nov. 2, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) announced today that it has closed the previously announced sale of its Sleeping Giant (Montana) and Russian Creek (North Dakota) interests in the Williston Basin for total consideration of US$115 million, before customary closing adjustments. In addition, Enerplus will receive up to US$5 million in contingent payments if the WTI oil price averages over US$65 per barrel in 2022 and over US$60 per barrel in 2023.

Enerplus' working interest(1) production from the divested interests averaged approximately 3,000 BOE per day (77% crude oil and natural gas liquids) in the second quarter of 2021.

Footnote:
(1) Production is stated on a working interest basis before deduction of royalties.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Barrels of Oil Equivalent
This news release contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2021/02/c2156.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 16:45e 02-NOV-21